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                           February 12, 2021

       Eric Siliang Tan
       Chief Executive Officer
       Qutoutiao Inc.
       11/F, Block 3, XingChuang Technology Center
       5005 Shen Jiang Road, Pudong New Area
       Shanghai 200120
       People   s Republic of China

                                                        Re: Qutoutiao Inc.
                                                            Form 20-F for the
Fiscal Year Ended December 31, 2019
                                                            File No. 001-38644

       Dear Mr. Tan:

              We have reviewed your December 28, 2020 response to our comment letter and have the following comment. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

            After reviewing your response to this comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our
       December 11, 2020 letter.

       Form 20-F for the Fiscal Year Ended December 31, 2019

       Consolidated Financial Statements
       Note 21. Related Party transactions, page F-59

   1. In order to help us better understand your responses to prior comment 3, please clarify why the related party
receivable balance as of September 30, 2020 appears to be greater than the amount of
related party revenue recognized during the nine months ending
                                                        September 30, 2020.
Indicate whether collections have been made in accordance with the payment terms. Further,
tell us the amount of cash collections received on revenue
                                                        recognized during the
year 2020 and their payment terms. You state in your August 10,
                                                        2020 response letter
that "As of December 31, 2019, the amounts due from the related parties was RMB278.2
million and as of June 30, 2020, RMB120.0 million of these
 Eric Siliang Tan
Qutoutiao Inc.
February 12, 2021
Page 2
         receivables balance has been collected". Please update this statement to indicate whether that balance was fully collected as of December 31, 2020. Please indicate whether the controlled companies financial condition and their ability to repay their debt has changed as a result of the impact of COVID-19 on their respective businesses and underlying customers. Describe how you concluded that the collectability of the consideration is probable for revenue recognized during the year ended December 31, 2020. We refer you
         ASC 606-10-25-1(e). Confirm that settlement of the outstanding receivable balances is in the form of cash and tell us whether your related party receivable balance has been offset with costs charged from related parties. In addition, please provide us with an aging analysis of your accounts receivables and amounts due from related parties as of
         September 30, 2020.
        You may contact Morgan Youngwood, Staff Accountant at 202-551-3479 or Stephen
Krikorian, Accounting Branch Chief at 202-551-3488 if you have questions regarding comments on the financial statements and related matters.



FirstName LastNameEric Siliang Tan                            Sincerely,
Comapany NameQutoutiao Inc.
                                                              Division of
Corporation Finance
February 12, 2021 Page 2                                      Office of
Technology
FirstName LastName